Exhibit 99.1

ReneSola Ltd Announces Notice of Annual General Meeting and Proposed AIM Cancellation

JIASHAN, China, July 27, 2010 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL) (AIM: SOLA), a leading global manufacturer of solar wafers, today announced that on July 27, 2010 it posted a circular to Shareholders, including notice of its annual general meeting (the “AGM”) which will be held at 1:00 p.m. Beijing/Hong Kong time (6:00 a.m. British Summer Time) on August 20, 2010 at Latham & Watkins LLP, 49/F Jin Mao Tower, 88 Century Boulevard, Pudong, Shanghai, China.

AGM Resolutions

The following resolutions to be proposed at the AGM will require a simple majority of the votes cast by the Shareholders present in person or by proxy:

1.	To receive, consider and approve the financial statements for the year ended 31 December 2009, together with the reports of the auditors thereon.

2.	To re-elect Martin Bloom as a director of the Company, who is retiring by rotation and offering himself for re-election in accordance with the Company’s Articles of Association.

3.	To authorise the Directors to re-appoint Deloitte Touche Tohmatsu as auditors of the Company to hold office until the conclusion of the next General Meeting at which the accounts are laid.

4.	To authorize the Directors to determine the remuneration of the auditors.

5.
That the maximum number of shares the Company is authorised to issue be increased from 250,000,000 shares of no par value to 500,000,000 shares of no par value having the rights set out in the Memorandum and Articles of Association.

6.
That the 2007 Share Incentive Plan be amended so as to increase the number of reserved shares which may be issued in accordance with the rules of the 2007 Share Incentive Plan from 7,500,000 shares of no par value to 12,500,000 shares of no par value.

The following resolution to be proposed at the AGM shall require approval by not less than 75 per cent of the votes cast by the Shareholders present in person or by proxy:

7.
That the admission of the Company’s shares of no par value to trading on AIM, a market operated by London Stock Exchange plc, be cancelled and that the Directors be and are hereby authorised to take all steps which are necessary and desirable in order to effect such cancellation with effect from 30 November 2010 or such later date as the Directors may determine.

Proposed Cancellation of Admission to AIM

1.	Introduction

The Directors have resolved to apply for the cancellation of the admission of the Company’s shares of no par value (the “Shares”) to trading on AIM (the “Cancellation”). Cancellation is conditional upon the consent of Shareholders, by a majority of not less than 75 per cent of the votes cast on the resolution to be proposed at the AGM.

2.         Background to and reasons for the Cancellation

ReneSola was admitted to trading on AIM in August 2006 and subsequently obtained a listing of its American Depositary Shares (the “ADSs”) on the New York Stock Exchange (the “NYSE”) in January 2008. Since being NYSE listed, the Company has seen an increasing number of Shareholders migrating their shareholdings in the Company from AIM to the NYSE due to higher levels of liquidity. From 4 January 2010 to 21 July 2010, the average daily volume of ADSs traded on the NYSE was 1,969,189, representing 3,938,378 Shares, against 291,224 Shares traded on AIM (Source: Bloomberg). This represents nearly 14 times as many Shares traded on the NYSE as on AIM.

There are significant costs associated with maintaining the Company’s AIM quotation, including the annual fees payable to the London Stock Exchange, nominated adviser and broker fees and other related professional costs. Cancellation will, accordingly, reduce its recurring administrative overheads.

In deciding to seek approval for the Cancellation, the Directors have taken the following into account:

(i)	the relative inactivity, in share trading volume terms, of the Shares on AIM in comparison to that on the NYSE; and

(ii)
the removal of the ongoing obligations and costs associated with the Company’s continuing compliance with the AIM Rules for Companies (the “AIM Rules”) and maintaining the quotation, together with the potential for conflict between the two regulatory regimes.

For these reasons, the Directors believe that the cost and administrative burden of maintaining the AIM quotation outweigh the benefits which the Company receives from its admission to AIM.

3.         Cancellation

Pursuant to Rule 41 of the AIM Rules, the Directors have notified the London Stock Exchange of the date of the proposed Cancellation. The Cancellation is conditional upon the approval of not less than 75 per cent of the votes cast by Shareholders (whether present in person or by proxy) at the AGM. Accordingly, the Resolution numbered 7 set out in the Notice of AGM to be posted today seeks Shareholders’ approval of the Cancellation.

Subject to the Resolution having been passed at the AGM, it is anticipated that trading in the Shares on AIM will cease at close of business on 29 November 2010. The proposed date for the Cancellation taking effect is 30 November 2010.

4.         Consequences of the Cancellation

If the Cancellation becomes effective, the Shares will no longer be traded on AIM, the trust deed which established the depositary interests traded through CREST (the “DIs”) will be terminated in accordance with its terms and the CREST facility will be cancelled. Westhouse will cease to be the nominated adviser and broker to the Company. The Company will no longer be required to comply with the AIM Rules. The Company will maintain its listing of ADSs on the NYSE, where the ADSs will continue to be traded and it will, therefore, continue to be required to comply with all the obligations of the NYSE rules.

If the Cancellation becomes effective, Shareholders whose Shares are not currently held in ADSs and who choose to convert their Shares into ADSs will receive from The Bank of New York Mellon (the “US Depositary”) one ADS for every two Shares currently held by them either in the form of DIs or in certificated form. Such Shareholders will be able to trade the issued ADSs on the NYSE alongside the existing ADSs. During the period from the AGM to the earliest Cancellation date, being 30 November 2010, the Company will absorb the associated costs resulting from the conversion of Shares into ADSs. For more information about odd numbers of Shares, see Section 5 below.

If the Cancellation becomes effective, Shareholders who choose not to convert their Shares into ADSs at this time will continue to be Shareholders of the Company holding Shares without a liquid market. Should Shareholders choose to convert their Shares into ADSs at a later time, they must follow the conversion procedure and pay a conversion fee to the US Depositary. Shareholders choosing to convert their Shares into ADSs within the six month period following the Cancellation will be required to certify that their Shares resulted from the conversion of DIs or that Shares deposited are not restricted shares (“Deposit Certification”). Thereafter, the US Depositary may require Shareholders to obtain a US legal opinion in place of a Deposit Certification to support the eligibility of their conversion.

Following the Cancellation, holders of ADSs will no longer be able to cancel their ADSs and receive DIs in order to trade on AIM.

5.         Conversion from Shares to ADSs

If Shareholders resolve to cancel the Company’s AIM quotation, the earliest date of Cancellation is 30 November 2010. Should the Cancellation date be delayed, ten clear business days’ notice will be provided of the later date. Shareholders whose Shares are not currently held in ADSs should take steps to convert their DIs or certificated Shares into ADSs within the period between the AGM and the earliest date of Cancellation. During the period from the AGM and the earliest Cancellation date, being 30 November 2010, the Company will absorb the associated costs resulting from the conversion of Shares into ADSs.

After expiry of this period, in order to convert their DIs or certificated Shares into ADSs, Shareholders will need to comply with additional conversion requirements, including completing a Deposit Certification, and paying a conversion fee to the US Depositary. The conversion fee is currently US$5.00 per 100 ADSs issued. In addition, six months after the earliest date of Cancellation, the US Depositary may require Shareholders to also obtain a US legal opinion to support the eligibility of their conversion. Therefore, the Company recommends that Shareholders who wish to hold ADSs complete the conversion process as soon as possible after the Cancellation is approved.

Odd Numbers of Shares

As an ADS represents two Shares, Shareholders who choose to convert their Shares into ADSs will receive one ADS for every two Shares currently held by them either in the form of DIs or in certificated form. Consequently, Shareholders holding an odd number of Shares should be aware that they will be unable to transfer their single remaining Share into an ADS. Shareholders are advised that they will be contacted by the Company in due course regarding any such single Share held by them remaining on the share register following Cancellation. It is likely that the Company will propose plans to consolidate the single Shares and transfer them into ADSs which will be sold and the proceeds of their sale will be donated to charity. Please note there will be no liquid market for Shares not represented by ADSs after the Cancellation.

Holders of Depositary Interests

(i)
If Shareholders approve the Cancellation, Depositary Interest holders who wish to hold ADSs should arrange to submit a stock withdrawal request without delay and in accordance with established CREST procedures in order to rematerialise their shareholding before 30 November 2010.

(ii)
Immediately after submitting the stock withdrawal request, Depositary Interest holders are requested to transfer their Shares into the name of BNY (Nominees) Limited, One Canada Square, London E14 5AL by completing and returning the stock transfer form included within the notice of AGM to the address below, noting that their share certificate will be held by Capita pending receipt of the stock transfer form and will not be dispatched to the Shareholder upon rematerialisation. Shareholders should complete the stock transfer form for an even number of shares only.

Transfer Processing Department
Capita Registrars Limited
The Registry
34 Beckenham Road
Beckenham
Kent
BR3 4TU

Queries relating to the Share and Depositary Interest registers should be directed to Louise Connell at Tel +44 20 8639 1050 and lconnell@capitaregistrars.com

(iii)
Once the transfer is processed, the resulting new share certificate will be sent to The Bank of New York Mellon in Manchester by Capita Registrars and the process of converting Shares into ADSs will begin.

(iv)
At this stage, Shareholders should decide in what form they wish to receive their ADSs. Shareholders can choose to hold ADSs through their US broker, UK broker, or in certificated form if a Shareholder does not have a US or UK broker.

•
Shareholders who choose to receive ADSs through their US broker must retrieve from their broker its Depository Trust Company (“DTC”) participant account number, together with the beneficiary name and account at the DTC participant, to which the ADSs are to be delivered.

•	Shareholders who choose to receive ADSs through their UK broker must retrieve from their broker their CREST ID.

•	Shareholders who do not have a US or UK broker may choose to receive the ADSs in certificated form.

Shareholders are required to send details of how they wish to hold their ADSs by email to Sam Mobey and Raymond Haskew (contact details below) at The Bank of New York Mellon Safe Custody Operations Group.

Any queries relating to the deposit of the new share certificates with The Bank of New York Mellon Safe Custody Operations Group may be directed to Sam Mobey at Tel: +44 161 725 3462 or by email: sam.mobey@bnymellon.com; or Raymond Haskew at Tel: +44 161 687 3390 or by email raymond.a.haskew@bnymellon.com.

(v)
Upon safe receipt of share certificate in the name of BNY (Nominees) Limited and provided that all appropriate information and details are in order, The Bank of New York Mellon Safe Custody Operations Group will provide the necessary confirmation to the Depositary Receipts Division so that it may create and deliver the ADSs through DTC, to the specified DTC participant account, through CREST, or in certificated form in accordance with the Shareholder’s instructions.

Queries relating to the settlement of ADSs may be directed to Peter Ridgwell at Tel: +44 20 7964 6178 or email: peter.ridgwell@bnymellon.com.

(vi)
It is expected that the entire conversion process should take approximately five business days to complete, whereupon Shareholders who previously held Shares through DIs in CREST will receive ADSs and be able to trade them on the NYSE.

If any Depositary Interests are still outstanding at 30 November 2010, they will automatically be withdrawn from CREST, the CREST member’s name will then be added to the share register and a share certificate dispatched to the Depositary Interest holder.

Holders of Certificated Shares

(i)
If Shareholders approve the Cancellation, holders of certificated Shares who wish to hold ADSs should transfer their Shares into the name of BNY (Nominees) Limited, One Canada Square, London E14 5AL, by completing the stock transfer form included within the notice of AGM.  The form and their share certificate should then be sent to:

Transfer Processing Department
Capita Registrars Limited
The Registry
34 Beckenham Road
Beckenham
Kent
BR3 4TU

Queries relating to the share register should be directed to Louise Connell at Tel +44 20 8639 1050 and lconnell@capitaregistrars.com

(ii)	Once the transfer is processed, the resulting share certificate will be sent to The Bank of New York Mellon in Manchester by Capita Registrars to start the process of converting Shares into ADSs ..

(iii)
At this stage, Shareholders should decide in what form they wish to receive their ADSs. Shareholders can choose to hold ADSs through their US broker, UK broker, or in certificated form if a Shareholder does not have a US or UK broker.

•
Shareholders who choose to receive ADSs through their US broker must retrieve from their broker its DTC participant account number, together with the beneficiary name and account at the DTC participant, where the ADSs are to be delivered to.

•	Shareholders who choose to receive ADSs through their UK broker must retrieve from their broker their CREST ID.

•	Shareholders who do not have a US or UK broker may choose to receive the ADSs in certificated form.

Shareholders are required to send details of how they wish to hold their ADSs by email to Sam Mobey and Raymond Haskew (contact details below) at The Bank of New York Mellon Safe Custody Operations Group.

Any queries relating to the deposit of the new share certificates with The Bank of New York Mellon Safe Custody Operations Group may be directed to Sam Mobey at Tel: +44 161 725 3462 or by email: sam.mobey@bnymellon.com; or Raymond Haskew at Tel: +44 161 687 3390 or by email raymond.a.haskew@bnymellon.com.

(iv)
Upon safe receipt of share certificate in the name of BNY (Nominees) Limited and provided that all appropriate information and details are in order, The Bank of New York Mellon Safe Custody Operations Group will provide the necessary confirmation to the Depositary Receipts Division so that it may create and deliver the ADSs through DTC to the specified DTC participant account, through CREST, or in certificated form in accordance with the Shareholder’s instructions.

Queries relating to the settlement of ADSs may be directed to Peter Ridgwell at Tel: +44 207 964 6178 or email: peter.ridgwell@bnymellon.com.

(v)
It is expected that the entire conversion process should take approximately five business days to complete, whereupon Shareholders who previously held Shares in certificated form will receive ADSs and be able to trade them on the NYSE.

Holders of ADSs

Shareholders whose Shares are currently represented by ADSs need take no action. ADSs will continue to trade on the NYSE.

6.         Directors’ Recommendation

The Directors are of the opinion that the Cancellation is in the best interests of the Company and its Shareholders as a whole. Accordingly, the Directors unanimously recommend that Shareholders vote in favour of the Resolution to approve the Cancellation at the AGM, as they intend to do so in respect of the Shares in which they are beneficially interested or which they are entitled to vote at their discretion, totalling 56,749,909 Shares, representing approximately 33 per cent of the issued share capital of the Company.

7.         Availability of Circular

A circular containing information about the Cancellation will be posted to Shareholders today and available for download from http://www.renesola.com.

About ReneSola

ReneSola is a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, low-cost production capabilities and technological innovations and know-how, ReneSola leverages its in-house virgin polysilicon and solar cell and module production capabilities to provide its customers with high-quality, cost-competitive solar wafer products and OEM services. The Company possesses a global network of suppliers and customers that includes some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are traded on the New York Stock Exchange (NYSE: SOL) and the AIM of the London Stock Exchange (AIM: SOLA).

For investor and media inquiries, please contact:

In China:

Ms. Feng Qi
ReneSola Ltd
Tel:	+86-573-8477-3903
Email:	feng.qi@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:	+86-10-8520-6284
Email:	derek.mitchell@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel:	+1-646-460-9989
Email:	jessica.cohen@ogilvypr.com

In the United Kingdom:

Mr. Tim Feather / Mr. Richard Baty
Westhouse Securities Limited, London
Tel:	+44-20-7601-6100
Email:	tim.feather@westhousesecurities.com
richard.baty@westhousesecurities.com